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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER 001-03410
                                                         CUSIP NUMBER [________]

(CHECK ONE):   [X] Form 10-K   [ ]  Form 20-F   [ ] Form 10-Q   [   Form N-SAR

               For Period Ended: December 31, 2004
                                 ------------------------
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:_________________

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

American Bank Note Corporation
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Full Name of Registrant

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Former Name if Applicable

560 Sylvan Avenue
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Address of Principal Executive Office (STREET AND NUMBER)

Englewood Cliffs, New Jersey 07632
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City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III--NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Banknote Corporation (the "Company") represents that it is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2004 within the prescribed time period without unreasonable effort or expense. On January 19, 2005, the Company filed a voluntary petition for relief under Chapter 11 in the United States Bankruptcy Court for the District of Delaware. The Company has continued to operate its business as a "debtor-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with Section 1107(a) and 1108 of Chapter 11. On February 22, 2005, the Company filed its Amended Plan of Reorganization (the "Plan") and the accompanying disclosure statement. The Company expects that the Plan will be confirmed by the Bankruptcy Court on or around April 8, 2005.

In connection with the preparation of new petition for relief under Chapter 11, the Plan and the disclosure statement and the operation of the Company as a debtor-in-possession, the Company's management has had to devote substantially all of its time and attention to addressing accounting issues, attending to various bankruptcy matters and proceedings, including addressing issues concerning the Company's expected emergence from bankruptcy, and managing the Company's day-to-day operations. These factors have resulted in the Company's inability to complete and file its Annual Report on Form 10-K for the year ended December 31, 2004 and could not have been eliminated without unreasonable effort or expense. The Company is in the process of preparing it Annual Report on Form 10-K for the year ended December 31, 2004 and expects to file such report with the SEC within the next 14 calendar days.



PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Patrick J. Gentile                  (201)               568-4400
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      (Name)                       (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                          American Banknote Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 30, 2005                    By: /s/ Patrick J. Gentile
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                                           Patrick J. Gentile, Executive Vice
                                           President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.